EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

September 4, 2012	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD APPOINTS NEW CFO AND CORPORATE SECRETARY

Emgold Mining Corporation ("Emgold") is pleased to announce that it has appointed Grant T. Smith, CA as Chief Financial Officer (“CFO”) and Lisa Maxwell as Corporate Secretary.  Effective September 1, 2012, accounting services for the Company will be contracted with Clearline Chartered Accountants and corporate secretarial services will be contracted with Sequoia Corporate Services, both located in Vancouver, B.C.

Mr. Smith is a Chartered Accountant and has over a decade of experience in the accounting field.  He is the senior partner with Clearline Chartered Accountants, a firm of chartered accountants with offices in Vancouver, North Vancouver and White Rock.  Mr. Smith serves as the CFO for several Canadian TSX Venture mining companies with operations in Canada, the USA, and Mexico.  Prior to establishing Clearline, Mr. Smith was at PricewaterhouseCoopers where he spent several years working with companies operating in the mineral sector.   He also has extensive experience serving private companies in various industries as well as not-for-profit organizations.  Mr. Smith is also active in serving his community, supporting both the arts and social services by serving on various Boards.  He was formerly the President of the Vancouver Chamber Choir and served as the treasurer of the MS Society for five years.  Mr. Smith is currently the treasurer of the Honour House Society.  He holds a BFA (1984) from York University and received his designation as a CA in 2005.

Ms. Maxwell brings 18 years of business and entrepreneurial experience to her position as Corporate Secretary with Emgold. She is an active member of the Canadian Society of Corporate Secretaries (CSCS), and has been the Corporate Secretary for a number of technology and natural resources companies, both privately held and publicly traded on the TSX Venture Exchange.

As of September 1, 2012, Emgold’s corporate address will change to:

Emgold Mining Corporation

Suite 1010 - 789 West Pender Street

Vancouver, British Columbia

Canada V6H 1H2

(604) 998 1298

(604) 985 7664

Emgold management wishes to thank Mr. Ken Yurichuk, CFO of the Company until August 31, 2012, for his services over the last several years. He will remain as a Director of the Company.

About Emgold Mining Corporation

Emgold’s primary focus is permitting the re-opening of the Idaho-Maryland Project in California.  The Idaho-Maryland Mine produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounces per ton between 1862 and 1956.  Once the Environmental Impact Report is complete, operating permits are obtained, and subject to available financing, the Company plans to dewater and rehabilitate the historic underground workings, conduct underground exploration, and ultimately, if exploration is successful, construct a high grade underground gold operation capable of producing over 200,000 ounces of gold per year.

Emgold has several other exploration properties located in the western U.S. and Canada.  These include the Buckskin Rawhide and Koegel Rawhide gold properties in Nevada and the Stewart and Rozan poly-metallic properties in British Columbia where it is conducting exploration activities.  Emgold plans to complete exploration on these properties with the goal of defining mineral resources.

Qualified Person

Technical information in this press release related to Canadian properties has been reviewed and approved by Mr. Perry Grunenburg, P.Geo., a Qualified Person as defined in National Instrument 43-101.  Mr. Grunenburg supervises technical work related to Emgold’s Canadian properties.  Similarly, technical information in this press release related to U.S. properties has been reviewed and approved by Mr. Robert Pease, P.Geo., a Qualified Persons as defined in National Instrument 43-101.  Mr. Pease is responsible for supervising the technical work related to Emgold’s U.S. Properties.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 604-687-4622 Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the timing of completion of the Final EIR for the Idaho-Maryland Project, plans to dewater and rehabilitate the underground workings, the Company's other planned work programs, exploration potential, expected results, and other statements.  Forward-looking statements are based on certain assumptions that the City of Grass Valley and its consultants, which are funded by Emgold, will complete the EIR in a reasonable timeframe, the City of Grass Valley will certify the EIR as complete, and the City of Grass Valley will approve the Conditional Use Permit for the mine and approve other entitlements under their authority.  They assume other permitting agencies overseeing the project on a local, state and federal level will grant the permits needed for mining construction and operation.  They assume that actual results of permitting and exploration are consistent with management's expectations, that assumptions relating to exploration targets are accurate, and that necessary financing is available to complete the required exploration work..  They include assumptions about production rates, production grades, and gold recoveries.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure  to obtain the required permits and approvals, exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned permitting, exploration, mine construction and development, and mine operations.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, actual development and mining operation successes, exploitation and exploration successes, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.